CitizensSelect Funds

CITIZENSSELECT PRIME MONEY MARKET FUND

ANNUAL REPORT   April 30, 2008



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for CitizensSelect Prime Money Market Fund, covering the 12-month period from May 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through April 30, 2008, as provided by James G. O'Connor, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended April 30, 2008, CitizensSelect Prime Money Market Fund's Class A shares produced a yield of 4.60%, Class B shares produced a yield of 4.35%, Class C shares produced a yield of 4.10% and Class D shares produced a yield of 3.71%. Taking into account the effects of compounding, the fund's Class A, Class B, Class C and Class D shares also produced effective yields of 4.70%, 4.44%, 4.18% and 3.77%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches; repurchase agreements, including tri-party repurchase agreements; asset-backed securities; high-grade commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest. Normally, the fund invests at least 25% of its net assets in bank obligations.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. Over the summer of 2007, these factors caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds.

The resulting tightness in credit markets prompted the Fed to intervene in mid-August by reducing the discount rate by 50 basis points, and most fixed-income market sectors rallied into September. However, the rebound was derailed by new evidence of economic weakness and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to address these concerns when it reduced the federal funds rate from 5.25% to 4.75% in September.

The economy continued to show signs of weakness in October, and the Fed cut the federal funds rate by another 25 basis points. In November, it was announced that sales of existing homes had fallen sharply, and fixed-income markets encountered renewed volatility. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense.

While non-farm payrolls shrank for the third consecutive month in March, it later was estimated that the U.S. economy eked out a 0.6% growth rate in the first quarter of 2008. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented move apparently designed to prevent further damage to the U.S. financial system.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, leaving the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased as crude oil approached $120 per barrel, and suppliers attempted to pass along price increases in a variety of products.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While we have begun to see evidence that the economy and markets may be stabilizing, whether these signs portend a longer-term, upward trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, we intend to maintain the fund's relatively long weighted average maturity.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Prime Money Market Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 3.51	$ 5.51
Ending value (after expenses)	$1,020.50	$1,019.20	$1,017.90	$1,015.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 3.52	$ 5.52
Ending value (after expenses)	$1,023.87	$1,022.63	$1,021.38	$1,019.39

† *Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and 1.10% for Class D; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

April 30, 2008

Negotiable Bank Certificates of Deposit—20.4%	Principal Amount ($)	Value ($)
American Express Centurion Bank 4.94%, 6/6/08	25,000,000	25,000,000
American Express Company 2.95%, 8/14/08	25,000,000	25,000,000
Banco Santander Puerto Rico (Yankee) 2.75%–2.95%, 8/26/08–10/17/08	50,000,000	50,003,964
Bank of Scotland PLC (Yankee) 4.75%, 5/2/08	20,000,000	19,999,969
BNP Paribas (Yankee) 3.70%, 7/15/08	30,000,000	30,009,203
DEPFA BANK PLC (Yankee) 2.80%, 7/8/08	25,000,000 [a]	25,000,000
Natixis (Yankee) 4.77%, 5/2/08	25,000,000	25,000,000
State Street Bank and Trust Co., Boston, MA 3.00%, 10/20/08	40,000,000	40,000,000
Toronto Dominion Bank (Yankee) 4.42%, 7/7/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit (cost $265,013,136)		**265,013,136**

Commercial Paper—38.6%		
ASB Finance Ltd. 2.78%–4.74%, 5/15/08–9/16/08	40,000,000 [a]	39,710,408
Atlantic Asset Securitization LLC 2.74%, 9/22/08	40,000,000 [a]	39,568,000
Barclays U.S. Funding Corp. 2.65%, 9/26/08	40,000,000	39,569,978
Cancara Asset Securitisation Ltd. 3.18%, 5/9/08	25,000,000 [a]	24,982,500
CIESCO LLC 3.10%, 5/15/08	50,000,000 [a]	49,940,111
Citigroup Funding Inc. 4.21%, 7/10/08	50,000,000	49,598,958
DnB NOR Bank ASA 3.04%–4.29%, 7/9/08–10/22/08	50,000,000	49,436,854
Gemini Securitization Corp., LLC 2.98%, 5/29/08	50,000,000 [a]	49,884,500
Sanpaolo IMI U.S. Financial Co. 2.77%, 7/9/08	25,000,000	24,868,229

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Scaldis Capital Ltd. 3.01%, 5/28/08	50,000,000 [a]	49,887,500
Swedbank (ForeningsSparbanken AB) 3.06%, 10/20/08	40,000,000	39,422,845
UBS Finance Delaware LLC 4.42%, 7/3/08	25,000,000	24,810,781
UniCredito Italiano Bank PLC 2.72%, 9/24/08	20,000,000 [a]	19,782,622
Total Commercial Paper (cost $501,463,286)		**501,463,286**

Corporate Notes–10.9%		
Commonwealth Bank of Australia 2.92%, 5/28/08	15,000,000 [b]	15,000,000
General Electric Capital Corp. 2.92%, 5/26/08	25,000,000 [b]	25,000,000
Lehman Brothers Holdings Inc. 2.56%, 5/1/08	11,000,000 [b]	11,000,516
Rabobank Nederland 3.05%, 5/16/08	25,000,000 [b]	25,000,000
Societe Generale 2.70%, 5/3/08	15,000,000 [b]	15,000,000
Svenska Handelsbanken 2.79%, 5/22/08	10,000,000 [b]	10,000,000
Wachovia Bank, N.A. 3.10%, 5/28/08	25,000,000 [b]	25,000,000
Wells Fargo & Co. 2.75%, 5/7/08	15,000,000 [b]	15,000,000
Total Corporate Notes (cost $141,000,516)		**141,000,516**

Promissory Note–1.9%		
Goldman Sachs Group Inc. 5.07%, 6/17/08 (cost $25,000,000)	25,000,000 [c]	**25,000,000**

Time Deposits–3.8%	Principal Amount ($)	Value ($)
Abbey National Treasury Services PLC (Grand Cayman) 2.35%, 5/1/08	10,000,000	10,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 2.25%, 5/1/08	39,000,000	39,000,000
Total Time Deposits (cost $49,000,000)		**49,000,000**

Repurchase Agreements–24.3%		
Banc of America Securities LLC 2.59%, dated 4/30/08, due 5/1/08 in the amount of $55,003,953 (fully collateralized by $62,434,686 Corporate Bonds, 5.625%-7.90%, due 3/15/13-11/1/66, value $57,750,554)	55,000,000	55,000,000
Credit Suisse (USA) Inc. 2.59%, dated 4/30/08, due 5/1/08 in the amount of $40,002,875 (fully collateralized by $85,915,000 Federal National Mortgage Association, 5.50%, due 5/1/34, value $40,800,489)	40,000,000	40,000,000
Deutsche Bank Securities 2.56%, dated 4/30/08, due 5/1/08 in the amount of $55,003,907 (fully collateralized by $65,653,354 Corporate Bonds, 5.482%-13.348%, due 9/25/37-1/15/49, value $56,650,000)	55,000,000	55,000,000
J.P. Morgan Chase & Co. 2.56%, dated 4/30/08, due 5/1/08 in the amount of $30,002,131 (fully collateralized by $33,010,000 Corporate Bonds, 7.087%, due 12/19/11, value $30,902,908)	30,000,000	30,000,000
Lehman Brothers Inc. 2.59%, dated 4/30/08, due 5/1/08 in the amount of $50,003,594 (fully collateralized by $51,080,000 Commercial Paper, due 5/21/08, value $51,000,865)	50,000,000	50,000,000
Merrill Lynch & Co. Inc. 2.59%, dated 4/30/08, due 5/1/08 in the amount of $30,002,156 (fully collateralized by $63,732,000 Corporate Bonds, 6%-6.50%, due 2/22/11-4/17/13, value $31,502,381)	30,000,000	30,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Morgan Stanley		
2.59%, dated 4/30/08, due 5/1/08 in the amount of $55,003,953 (fully collateralized by $2,295,363,650 Corporate Bonds, 0%-7.525%, due 9/25/18-5/25/47, value $56,826,725)	55,000,000	55,000,000
Total Repurchase Agreements (cost $315,000,000)		**315,000,000**
Total Investments (cost $1,296,476,938)	**99.9%**	**1,296,476,938**
Cash and Receivables (Net)	**.1%**	**1,540,461**
Net Assets	**100.0%**	**1,298,017,399**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $298,755,641 or 23.0% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $25,000,000. At April 30, 2008, the aggregate value of this security was $25,000,000 representing 1.9% of net assets and is valued at cost.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	58.2	Brokerage Firms	2.8
Repurchase Agreements	24.3	Finance	1.9
Asset-Backed/Multi-Seller Programs	12.7		**99.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $315,000,000)–Note 1(b)	1,296,476,938	1,296,476,938
Interest receivable		3,765,443
		1,300,242,381
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(d)		70,287
Cash overdraft due to Custodian		1,925,517
Due to Citizens–Note 2(d)		229,178
		2,224,982
Net Assets ($)		**1,298,017,399**
Composition of Net Assets ($):		
Paid-in capital		1,298,017,073
Accumulated net realized gain (loss) on investments		326
Net Assets ($)		**1,298,017,399**

Net Asset Value Per Share

	Class A	Class B	Class C	Class D
Net Assets ($)	680,939,573	389,731,205	76,235,324	151,111,297
Shares Outstanding	680,938,623	389,732,033	76,235,553	151,110,864
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2008

Investment Income ($):	
Interest Income	**50,719,973**
Expenses:	
Management fee–Note 2(a)	1,071,597
Administrative services fees–Note 2(c)	1,537,386
Omnibus account service fees–Note 2(d)	1,071,597
Distribution fees–Note 2(b)	879,405
Total Expenses	**4,559,985**
Investment Income-Net	**46,159,988**
Net Realized Gain (Loss) on investments–Note 1(b) ($)	**5,669**
Net Increase in Net Assets Resulting from Operations	**46,165,657**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2008	2007
Operations ($):		
Investment income–net	46,159,988	40,611,030
Net realized gain (loss) on investments	5,669	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**46,165,657**	**40,611,030**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(20,415,368)	(16,716,704)
Class B Shares	(18,969,050)	(18,605,212)
Class C Shares	(3,021,724)	(3,123,218)
Class D Shares	(3,753,846)	(2,165,896)
Total Dividends	**(46,159,988)**	**(40,611,030)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	1,956,219,046	2,057,991,540
Class B Shares	2,071,727,890	1,644,504,953
Class C Shares	99,262,304	126,785,038
Class D Shares	210,878,713	143,676,357
Dividends reinvested:		
Class A Shares	5,261,989	5,386,747
Class B Shares	2,967,316	2,903,839
Class C Shares	1,923,414	2,167,434
Class D Shares	3,327,499	2,165,872
Cost of shares redeemed:		
Class A Shares	(1,665,471,949)	(1,900,916,338)
Class B Shares	(2,104,526,748)	(1,557,458,747)
Class C Shares	(98,258,396)	(118,456,326)
Class D Shares	(134,559,132)	(122,673,825)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**348,751,946**	**286,076,544**
Total Increase (Decrease) in Net Assets	**348,757,615**	**286,076,544**
Net Assets ($):		
Beginning of Period	949,259,784	663,183,240
End of Period	**1,298,017,399**	**949,259,784**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.046	.051	.037	.017	.009
Distributions:					
Dividends from investment income−net	(.046)	(.051)	(.037)	(.017)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.71	5.23	3.80	1.71	.91
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	4.47	5.13	3.84	1.72	.90
Net Assets, end of period ($ x 1,000)	680,940	384,928	222,466	134,493	70,667

See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.044	.049	.035	.014	.007
Distributions:					
Dividends from investment income−net	(.044)	(.049)	(.035)	(.014)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.45	4.97	3.54	1.46	.65
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.37	4.87	3.53	1.47	.66
Net Assets, end of period ($ x 1,000)	389,731	419,560	329,610	246,689	248,396

See notes to financial statements.

			Year Ended April 30,		
Class C Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.041	.046	.032	.012	.004
Distributions:					
Dividends from investment income−net	(.041)	(.046)	(.032)	(.012)	(.004)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.19	4.71	3.29	1.20	.40
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	4.11	4.62	3.32	1.22	.41
Net Assets, end of period ($ x 1,000)	76,235	73,308	62,811	44,672	73,774

See notes to financial statements.

Class D Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.037	.042	.029	.009	.003
Distributions:					
Dividends from investment income−net	(.037)	(.042)	(.029)	(.009)	(.003)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.78	4.30	2.90	.94	.30
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.10	1.10	1.08	1.02	.80
Ratio of net investment income to average net assets	3.51	4.22	2.94	.90	.29
Net Assets, end of period ($ x 1,000)	151,111	71,464	48,295	28,356	2,474

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Prime Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class, and certain voting rights.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended April 30, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At April 30, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2008 and April 30, 2007 were all ordinary income.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1 distribution plan fees, administrative services plan fees, omnibus account services plan fees and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25% of the value of the average daily net assets of Class C shares and .65% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2008, Class C and Class D shares were charged $183,932 and $695,473, respectively, pursuant to the Plan.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2008, Class B, Class C and Class D shares were charged $1,085,965, $183,931 and $267,490, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, the fund pays Citizens at an annual rate of .10% of the value of the average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the fund may reasonably request. During the period ended April 30, 2008, Class A, Class B, Class C and Class D shares were charged $456,643, $434,386, $73,572 and $106,996, respectively, pursuant to the Omnibus Account Services Agreement.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: Rule 12b-1 distribution plan fees $70,287.

The components of "Due to Citizens" in the Statement of Assets and Liabilities consist of: administrative services plan fees $127,755 and omnibus account services plan fees $101,423.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
CitizensSelect Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Prime Money Market Fund (one of the series comprising CitizensSelect Funds), as of April 30, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Prime Money Market Fund at April 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 19, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 92.41% of ordinary income dividends paid during the fiscal year ended April 30, 2008 as qualifying "interest related dividends."

Joseph S. DiMartino (64)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

———————————

Clifford L. Alexander, Jr. (74)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

———————————

Whitney I. Gerard (73)
Board Member (2008)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

CHARLES CARDONA, Executive Vice President since February 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 17 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1981.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since February 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: CZAXX   Class B: CZBXX   Class C: CZCXX   Class D: CZDXX

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarter of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0462AR0408

CitizensSelect Funds

CitizensSelect Treasury Money Market Fund

ANNUAL REPORT   April 30, 2008



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for CitizensSelect Treasury Money Market Fund, covering the 12-month period from May 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through April 30, 2008, as provided by James G. O'Connor, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended April 30, 2008, CitizensSelect Treasury Money Market Fund's Class A shares produced a yield of 3.62%, Class B shares produced a yield of 3.37%, Class C shares produced a yield of 3.12% and Class D shares produced a yield of 2.72%. Taking into account the effects of compounding, the fund's Class A, Class B, Class C and Class D shares also produced effective yields of 3.68%, 3.42%, 3.16% and 2.75%, respectively.[1]

Yields of U.S. Treasury bills declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests only in securities issued or guaranteed as to principal and interest by the U.S. government.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. Over the summer of 2007, these factors caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds. The resulting tightness in credit markets led to sustained turmoil in the inter-bank lending market and the commercial paper and syndicated loan markets.

The intensifying credit crisis prompted the Fed to intervene in mid-August by reducing the discount rate by 50 basis points, and most fixed-income market sectors rallied into September. However, the rebound was derailed by new evidence of economic weakness and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to address these concerns when it reduced the federal funds rate from 5.25% to 4.75% in September, its first change in the overnight benchmark rate in more than a year.

The economy continued to show signs of weakness in October, and the Fed cut the federal funds rate by another 25 basis points. In November, it was announced that sales of existing homes had fallen sharply, and fixed-income markets encountered renewed volatility. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by another 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions from sub-prime related losses and portfolio deleveraging remained intense.

While non-farm payrolls shrank for the third consecutive month in March, it later was estimated that the U.S. economy eked out a 0.6% growth rate in the first quarter of 2008. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented move apparently designed to prevent further damage to the U.S. financial system.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, implementing a rate cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased as crude oil approached $120 per barrel, and suppliers attempted to pass along price increases in a variety of products.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While we have begun to see evidence that the economy and markets may be stabilizing, whether these signs portend a longer-term, upward trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, we intend to maintain the fund's relatively long weighted average maturity.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Treasury Money Market Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.25	$ 3.50	$ 5.50
Ending value (after expenses)	$1,013.90	$1,012.60	$1,011.40	$1,009.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.01	$ 2.26	$ 3.52	$ 5.52
Ending value (after expenses)	$1,023.87	$1,022.63	$1,021.38	$1,019.39

† Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and 1.10% for Class D; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS
April 30, 2008

U.S. Treasury Bills−106.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/1/08	3.12	198,300,000	198,300,000
5/8/08	1.34	185,900,000	185,852,036
5/15/08	2.82	64,800,000	64,729,938
5/22/08	1.14	156,600,000	156,496,073
5/29/08	1.37	294,000,000	293,687,512
6/5/08	1.25	50,000,000	49,939,479
6/12/08	1.11	55,400,000	55,328,089
6/19/08	2.37	1,000,000	996,802
7/3/08	1.62	86,300,000	86,057,686
7/10/08	1.56	64,000,000	63,806,829
7/17/08	1.98	28,300,000	28,181,422
7/24/08	1.20	104,500,000	104,208,532
7/31/08	1.26	50,000,000	49,840,750
9/4/08	1.45	114,990,000	114,409,403
9/11/08	1.44	19,125,000	19,023,962
10/2/08	1.51	86,000,000	85,448,209
10/30/08	1.67	50,000,000	49,580,389
Total Investments (cost $1,605,887,111)	**106.6%**		**1,605,887,111**
Liabilities, Less Cash and Receivables	**(6.6%)**		**(99,143,105)**
Net Assets	**100.0%**		**1,506,744,006**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasury Bills	**106.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,605,887,111	1,605,887,111
Cash		719,803
		1,606,606,914
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(d)		144,959
Payable for investment securities purchased		99,519,868
Due to Citizens–Note 2(d)		198,081
		99,862,908
Net Assets ($)		**1,506,744,006**
Composition of Net Assets ($):		
Paid-in capital		1,506,743,921
Accumulated net realized gain (loss) on investments		85
Net Assets ($)		**1,506,744,006**

Net Asset Value Per Share

	Class A	Class B	Class C	Class D
Net Assets ($)	1,149,555,168	323,047,987	31,191,308	2,949,543
Shares Outstanding	1,149,557,115	323,045,512	31,191,862	2,949,432
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2008

Investment Income ($):	
Interest Income	**41,872,409**
Expenses:	
Management fee–Note 2(a)	1,109,344
Administrative services fees–Note 2(c)	1,199,526
Omnibus account service fees–Note 2(d)	1,109,344
Distribution fees–Note 2(b)	68,123
Total Expenses	**3,486,337**
Investment Income–Net	**38,386,072**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**10,457**
Net Increase in Net Assets Resulting from Operations	**38,396,529**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2008	2007
Operations ($):		
Investment income–net	38,386,072	21,426,031
Net realized gain (loss) on investments	10,457	10,734
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,396,529**	**21,436,765**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(21,573,327)	(10,433,207)
Class B shares	(16,203,179)	(10,280,221)
Class C shares	(517,124)	(475,960)
Class D shares	(92,442)	(236,643)
Total Dividends	**(38,386,072)**	**(21,426,031)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	2,233,195,107	289,085,446
Class B shares	1,338,806,636	801,430,491
Class C shares	63,388,409	37,637,710
Class D shares	14,352,997	5,789,320
Dividends reinvested:		
Class A shares	524,788	361,175
Class B shares	741,324	664,178
Class C shares	192,396	263,049
Class D shares	92,397	236,637
Cost of shares redeemed:		
Class A shares	(1,332,292,442)	(235,100,310)
Class B shares	(1,517,569,062)	(496,587,374)
Class C shares	(44,788,932)	(37,698,562)
Class D shares	(15,573,559)	(7,966,252)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**741,070,059**	**358,115,508**
Total Increase (Decrease) in Net Assets	**741,080,516**	**358,126,242**
Net Assets ($):		
Beginning of Period	765,663,490	407,537,248
End of Period	**1,506,744,006**	**765,663,490**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.036	.048	.034	.015	.008
Distributions:					
Dividends from investment income−net	(.036)	(.048)	(.034)	(.015)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.69	4.86	3.41	1.50	.77
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	3.43	4.77	3.34	1.55	.76
Net Assets, end of period ($ x 1,000)	1,149,555	248,129	193,778	210,987	73,735

See notes to financial statements.

	Year Ended April 30,				
Class B Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.034	.045	.031	.012	.005
Distributions:					
Dividends from investment income–net	(.034)	(.045)	(.031)	(.012)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.43	4.60	3.16	1.25	.51
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.54	4.54	3.16	1.30	.51
Net Assets, end of period ($ x 1,000)	323,048	501,057	195,545	153,922	149,761

See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.031	.043	.029	.010	.003
Distributions:					
Dividends from investment income–net	(.031)	(.043)	(.029)	(.010)	(.003)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.17	4.34	2.90	.99	.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	2.79	4.26	2.79	1.05	.26
Net Assets, end of period ($ x 1,000)	31,191	12,399	12,197	20,727	14,828

See notes to financial statements.

Class D Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.027	.039	.025	.007	.002
Distributions:					
Dividends from investment income−net	(.027)	(.039)	(.025)	(.007)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.76	3.92	2.52	.74	.18
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.10	1.10	1.08	1.04	.77
Ratio of net investment income to average net assets	2.76	3.86	2.49	.71	.16
Net Assets, end of period ($ x 1,000)	2,950	4,078	6,018	5,510	188

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Treasury Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class, and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended April 30, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At April 30, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2008 and April 30, 2007 were all ordinary income.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1 distribution plan fees, administrative services plan fees, omnibus account services plan fees and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25% of the value of the average daily net assets of Class C shares and .65% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2008, Class C and Class D shares were charged $46,336 and $21,787, respectively, pursuant to the Plan.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2008, Class B, Class C and Class D shares were charged $1,144,810, $46,336 and $8,380 respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, the fund pays Citizens at an annual rate of .10% of the value of the average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the fund may reasonably request. During the period ended April 30, 2008, Class A, Class B, Class C and Class D shares were charged $629,533, $457,924, $18,535 and $3,352, respectively, pursuant to the Omnibus Account Services Agreement.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $137,225 and Rule 12b-1 distribution plan fees $7,734.

The components of "Due to Citizens" in the Statement of Assets and Liabilities consist of: administrative services plan fees $76,960 and omnibus account services plan fees $121,121.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
CitizensSelect Treasury Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Treasury Money Market Fund (one of the series comprising CitizensSelect Funds), as of April 30, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Treasury Money Market Fund at April 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 19, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended April 30, 2008 as qualifying "interest related dividends." Also for state individual income tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended April 30, 2008 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (64)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

——————————

Clifford L. Alexander, Jr. (74)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

——————————

Whitney I. Gerard (73)
Board Member (2008)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

CHARLES CARDONA, Executive Vice President since February 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 17 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1981.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since February 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: CEAXX   Class B: CEBXX   Class C: CECXX   Class D: CEDXX

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarter of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

